Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FOURTH QUARTER ENDED
JULY 31, 2021

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – October 12, 2021 - Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the fourth quarter ended July 31, 2021.

Fourth Quarter Highlights
•Net income of $9.5 million, an increase of 3% compared to $9.2 million in the fourth quarter of the prior year
•Adjusted net income of $8.7 million, an increase of 50% compared to $5.8 million in the fourth quarter of the prior year
•Same store sales increased 0.1%; on a two-year stacked basis same store sales increased 7.4%
•Same store digital sales decreased 22%; on a two-year stacked basis same store digital sales increased 172%
Fiscal 2021 Highlights
•Net income of $20.0 million, a decrease of 20% compared to $24.9 million in fiscal 2020.
•Adjusted net income of $18.9 million, a decrease of 18% compared to $23.1 million in fiscal 2020
•Same store sales increased 1.8%; on a two-year stacked basis same store sales increased 7.5%
•Same store digital sales increased 68%; on a two-year stacked basis same store digital sales increased 219%
Fourth Quarter of Fiscal 2021 Results
Sales were $536.3 million in the 14 weeks ended July 31, 2021 compared to $501.3 million in the 13 weeks ended July 25, 2020. Sales increased $35.4 million, or 7.1%, due to fiscal 2021 containing 53 weeks, with the additional week included in the fourth quarter. Excluding the impact of the 53rd week, sales decreased 0.1% due to the closure of the Silver Spring, Maryland store in February 2020 partially offset by the Fairway acquisition completed on May 14, 2020 and a 0.1% increase in same store sales.
Average basket sizes decreased, transaction counts increased and same store digital sales decreased as we cycled against the initial months following the COVID-19 outbreak in our trade area. Additionally, food inflation and increased Supplemental Nutrition Assistance Program ("SNAP") benefits positively impacted sales. Sales levels in Manhattan continue to be negatively impacted by residential population migration out of the city and less commuter and tourist traffic.
New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales decreased to 28.31% in the 14 weeks ended July 31, 2021 compared to 28.91% in the 13 weeks ended July 25, 2020 due primarily to decreased departmental gross margin percentages (.29%) and increased warehouse assessment charges from Wakefern (.75%), partially offset by a favorable change in product mix (.21%) and lower promotional spending (.22%).
Operating and administrative expense as a percentage of sales decreased to 23.65% in the 14 weeks ended July 31, 2021 compared to 25.29% in the 13 weeks ended July 25, 2020. Adjusted operating and administrative expenses decreased to 24.29% in the 14 weeks ended July 31, 2021 compared to 25.65% in the 13 weeks ended July 25, 2020. The decrease in Adjusted operating and administrative expenses is due primarily to decreased costs related to COVID-19, including enhanced

Exhibit 99.1

wages and benefits, security and outside sanitation services (1.45%) and lower payroll costs (.19%). Payroll costs decreased due to productivity initiatives and labor shortages despite minimum wage and demand driven pay rate increases.
Impairment of assets in the 14 weeks ended July 31, 2021 includes non-cash charges related to the Fairway trade name of $2.4 million and the long-lived assets of one Gourmet Garage store of $0.5 million due primarily to the uncertainty regarding the duration and extent of the impact of the COVID-19 pandemic on Manhattan.
The Company’s effective income tax rate was 31.2% in the 14 weeks ended July 31, 2021 compared to 4.1% in the 13 weeks ended July 25, 2020. The 13 weeks ended July 25, 2020 includes a $2.5 million benefit from a federal net operating loss carryback at a rate higher than the current statutory tax rate. Excluding the impact of this adjustment, the effective income tax rate was 31.5% in the 13 weeks ended July 25, 2020.
Net income was $9.5 million in the 14 weeks ended July 31, 2021 compared to $9.2 million in the 13 weeks ended July 25, 2020. Adjusted net income was $8.7 million in the 14 weeks ended July 31, 2021 compared to $5.8 million in the 13 weeks ended July 25, 2020.
Fiscal 2021 Results
Sales were $2.03 billion in fiscal 2021 compared to $1.80 billion in fiscal 2020. Sales increased $35.4 million, or 2.0%, due to fiscal 2021 containing 53 weeks. Excluding the impact of the 53rd week, Sales increased due to the Fairway acquisition completed on May 14, 2020, the opening of the Stroudsburg replacement store on November 1, 2019 and a same store sales increase of 1.8%. Excluding the impact of the 53rd week, same store sales increased 7.5% in fiscal 2021 on a two-year stacked basis compared to fiscal 2019.
Since the beginning of the COVID-19 pandemic, we have experienced higher average basket sizes and decreased transaction counts as customers have consolidated shopping trips. Additionally, both food inflation and increased Supplemental Nutrition Assistance Program ("SNAP") benefits positively impacted sales. Same store digital sales growth accelerated through both ShopRite from Home and partnerships with online grocery picking and delivery services, increasing 68% in fiscal 2021 compared to fiscal 2020 and 219% on a two-year stacked basis. During the COVID-19 pandemic, fiscal 2021 sales at Fairway and Gourmet Garage locations in Manhattan have been significantly negatively impacted due primarily to residential population migration out of the city and less commuter and tourist traffic.
Gross profit as a percentage of sales decreased to 27.83% in fiscal 2021 compared to 28.07% in fiscal 2020. Higher margins associated with Fairway increased gross profit (.22%) despite higher costs as we transition and integrate commissary operations into our business. Excluding the impact of Fairway, gross profit as a percentage of sales decreased .46% due primarily to decreased departmental gross margin percentages (.48%) and increased warehouse assessment charges from Wakefern (.34%) partially offset by a favorable change in product mix (.17%), lower promotional spending (.16%) and increased patronage dividends and rebates received from Wakefern (.03%). Departmental gross profits decreased due partly to price investments.
Operating and administrative expense as a percentage of sales decreased to 24.57% in fiscal 2021 compared to 24.65% in fiscal 2020. Adjusted operating and administrative expense as a percentage of sales increased to 24.76% in fiscal 2021 compared to 24.63% in fiscal 2020. Adjusted operating and administrative expense increased due primarily to increased occupancy costs due primarily to the Fairway acquisition (.56%) and increased external fees and transportation costs associated with digital sales (.42%), partially offset by decreased costs related to COVID-19, including enhanced wages and benefits, security and outside sanitation services (.62%) and lower payroll and fringe benefit costs (.24%). Payroll and fringe benefits decreased primarily due

Exhibit 99.1

to leverage from higher sales, reductions in service department offerings, labor shortages and productivity initiatives partially offset by the addition of Fairway, growth of ShopRite from Home and minimum wage and demand driven pay rate increases.
Depreciation and amortization expense was $34.2 million in fiscal 2021 compared to $31.4 million in fiscal 2020. Depreciation and amortization expense increased in fiscal 2021 compared to the prior year due to depreciation related to assets acquired as part of the Fairway acquisition.
Impairment of assets includes non-cash charges related to the Fairway trade name of $2.4 million and the long-lived assets of one Gourmet Garage store of $0.5 million due primarily to the uncertainty regarding the duration and extent of the impact of the COVID-19 pandemic on Manhattan.
Interest expense was $3.9 million in fiscal 2021 compared to $2.6 million in fiscal 2020. Interest expense increased in fiscal 2021 compared to fiscal 2020 due primarily to interest expense related to the credit agreement entered into on May 6, 2020.
Interest income was $3.6 million in fiscal 2021 compared to $4.1 million in fiscal 2020. Interest income decreased in fiscal 2021 compared to fiscal 2020 due primarily to lower interest rates for amounts invested in variable rate notes receivable from Wakefern and demand deposits invested at Wakefern.
The Company’s effective income tax rate was 30.7% in fiscal 2021 compared to 21.4% in fiscal 2020. Fiscal 2020 includes a $2.5 million benefit from a federal net operating loss carryback at a rate higher than the current statutory tax rate. Excluding the impact of this adjustment, the effective income tax rate was 29.3% in fiscal 2020. The increase in the effective tax rate in fiscal 2021 is due primarily to favorable return to provision adjustments in fiscal 2020 and increased state taxable income in higher tax rate jurisdictions.
Net income was $20.0 million in fiscal 2021 compared to $24.9 million in fiscal 2020.  Adjusted net income was $18.9 million in fiscal 2021 compared to $23.1 million in fiscal 2020.

Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements and Non-GAAP Measures
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: risks and uncertainties related to the COVID-19 pandemic, including among others, the duration and severity of the pandemic, shifts in customers' buying patterns, disruptions to supply chains, inability of the workforce to work due to illness, quarantine or government mandates, including travel restrictions and stay at home orders, the effectiveness and duration of COVID-19 stimulus packages; general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; risks, uncertainties and challenges associated with the Fairway acquisition, including under-performance relative to our expectations, additional capital requirements, unforeseen expenses or delays, imprecise assumptions or our inability to achieve projected cost savings or other synergies, competitive factors in the marketplace and difficulties integrating the business, including merging company cultures, cultivating brand strategy, expansion of food production and conforming the acquired company's technology, standards, processes, procedures and controls; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.
We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expense, that we believe are useful to analysts and investors to evaluate the Company's ongoing results of operations. These non-GAAP financial measures should not be considered as an alternative to GAAP measures such as net income, operating income, operating and administrative expense or any other GAAP measure of performance. These measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP. We believe Adjusted net income and Adjusted operating and administrative expense are useful metrics to investors and analysts because they present more accurate year-over-year comparisons of our net income and operating and administrative expense because adjusted items are not the result of our normal operations. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such

Exhibit 99.1

differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	14 Weeks Ended	13 Weeks Ended	53 Weeks Ended	52 Weeks Ended
	July 31, 2021	July 25, 2020	July 31, 2021	July 25, 2020

Sales	$536,283	$501,302	$2,030,330	$1,804,594

Cost of sales	384,469	356,397	1,465,286	1,298,119

Gross profit	151,814	144,905	565,044	506,475

Operating and administrative expense	126,820	126,781	498,786	444,833

Depreciation and amortization	8,271	8,444	34,195	31,358

Impairment of assets	2,900	—	2,900	—

Operating income	13,823	9,680	29,163	30,284

Interest expense	(980)	(913)	(3,943)	(2,611)

Interest income	963	861	3,633	4,060

Income before income taxes	13,806	9,628	28,853	31,733

Income taxes	4,306	399	8,859	6,794

Net income	$9,500	$9,229	$19,994	$24,939

Net income per share:
Class A common stock:
Basic	$0.73	$0.71	$1.53	$1.93
Diluted	$0.65	$0.63	$1.37	$1.72

Class B common stock:
Basic	$0.47	$0.46	$1.00	$1.25
Diluted	$0.47	$0.46	$1.00	$1.25

Gross profit as a % of sales	28.31%	28.91%	27.83%	28.07%
Operating and administrative expense as a % of sales	23.65%	25.29%	24.57%	24.65%

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURE
(In thousands) (Unaudited)

The following tables reconciles Net income to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	14 Weeks Ended	13 Weeks Ended	53 Weeks Ended	52 Weeks Ended
	July 31, 2021	July 25, 2020	July 31, 2021	July 25, 2020

Net Income	$9,500	$9,229	$19,994	$24,939

Adjustments to Gross Profit:
Amortization of acquisition related inventory step up	—	507	—	507

Adjustments to Operating and administrative expense:
Gain on sale of assets (1)	(4,044)	—	(4,768)	(1,220)
Non-cash pension termination and settlement charges	587	241	587	1,604
Store closure costs (2)	—	—	325	799
New store pre-opening costs (3)	—	—	—	1,274
Gain on Superstorm Sandy insurance proceeds	—	(2,733)	—	(2,733)
Fairway acquisition transaction costs	—	2,701	—	2,701
Break-up fee income (4)	—	(2,035)	—	(2,035)

Other adjustments:
Impairment of assets (5)	2,900	—	2,900	—
Income from 53-week fiscal year (6)	(602)	—	(602)	—

Adjustments to Income taxes:
Tax impact of adjustments	356	403	478	(236)
Tax gain on federal net operating loss carryback	—	(2,512)	—	(2,512)

Adjusted net income	$8,697	$5,801	$18,914	$23,088

Operating and administrative expense	$126,820	$126,781	$498,786	$444,833
Total adjustments to operating administrative expense	3,457	1,826	3,856	(390)
Adjusted operating and administrative expense	$130,277	$128,607	$502,642	$444,443
Adjusted operating and administrative expense as a % of sales	24.29%	25.65%	24.76%	24.63%

(1) Fiscal 2021 includes a $4,044 gain on the sale of the leasehold interest in a non-supermarket related parking lot obtained as part of the Fairway acquisition and a $724 gain on the sale of the pharmacy prescription list related to the Silver Spring store. Fiscal 2020 includes a gain on the sale of the pharmacy prescription lists related to three store pharmacies closed in March 2020.
(2) Fiscal 2021 includes costs associated with the closure of the Silver Spring, Maryland store on February 22, 2021 and Fiscal 2020 includes charges to write off the lease asset and related obligations for the old Stroudsburg store.
(3) Fiscal 2020 pre-opening costs relate to the Stroudsburg replacement store opened on November 1, 2019.
(4) Fiscal 2020 gain due to the breakup of Village’s initial “stalking horse” bid under the January 20, 2020 Fairway Asset Purchase Agreement.
(5) Fiscal 2021 non-cash impairment charges for the Fairway trade name of $2,386 and the long-lived assets for one Gourmet Garage store of $514.
(6) Fiscal 2021 is a 53-week fiscal year, with the additional week included in the fourth quarter.